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                              December 30, 2020

       William Cao, Ph.D.
       Chief Executive Officer
       Gracell Biotechnologies Inc.
       Building 12, Block B. Phase II
       Biobay Industrial Park
       218 Sangtian St.
       Suzhou Industrial Park, 215123
       People's Republic of China

                                                        Re: Gracell
Biotechnologies Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed December 18,
2020
                                                            File No. 333-251494

       Dear Dr. Cao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Overview, page 1

   1. We reissue comment 1 in part. Please revise the summary to include information about each of the risks for
which we sought disclosure in the summary in comment 1, in
                                                        particular the risk
that shareholders may be required to file a return and be taxed by the
                                                        PRC (as discussed on
page 82), and the risks related to the discretion of Chinese governmental
authorities to influence your business and operations addressed in the last bullet point of your
response. Finally, revise the summary to include the risk of being delisted (discussed on
pages 89-90).
 William Cao, Ph.D.
Gracell Biotechnologies Inc.
December 30, 2020
Page 2
2. We reissue comment 2. The disclosure changed from the initial claims of safety, efficacy and potency, to "potentially enhanced efficacy and safety," to the current disclosure regarding "potentially enhanced therapeutic effects" and similar language. The revisions still claim some degree of safety and/or efficacy, which are determinations solely within the authority of the FDA and comparable foreign regulators, and determined throughout all phases of clinical trials. Please remove all such references.
3. We reissue comment 3 insofar as you continue to state that the product "is first-in-class in its design" on page 163.
4. We reissue comment 4. Revise your pipeline table to equally prominently label the arrows representing those product candidates in development in investigator-initiated trials in China, i.e., label the blue arrows as you have done the green arrows. To further avoid misinterpretation, revise to provide separate arrows for planned INDs in the United
         States, indicating the preclinical status of each of those product candidates. Also revise the table to clearly convey the limited scope of your involvement in the investigator-
         initiated studies and lack of access to those studies. Revise the added disclosure on page 8 to disclose that you do not have access to the data from these studies, and to balance your statement of your intent to "expedite [y]our global clinical development activities" with disclosure clarifying there are no guarantees this strategy will be successful or will speed development.
5. To avoid confusion with the FDA's Center for Drug Evaluation and Research (CDER),
         where you first mention the Center for Drug Evaluation, on page 6, revise to clarify that it is a division of the NMPA. Define NMPA and FDA at their first use in the new disclosure on page 5. Revise throughout your document to make these distinctions clear.
Risks Related to this Offering, Our Securities and Our Status as a Public Company, page 93

6. Refer to the added exclusive forum risk factor on page 100. You disclose that the United
         States District Courts will be the exclusive forum for Securities Act claims. We note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise to state that investors cannot waive compliance with the federal securities slaws and the rules and regulations thereunder.
Risk Factors
General Risk Factors, page 102

7. We note your revised disclosure in response to comment 5. To the extent your operations and the investigator-initiated trials are located in China and the pandemic could affect
FirstName LastNameWilliam Cao, Ph.D.
       your clinical trials, it appears at least that portion of the risk factor should be addressed
Comapany
       moreNameGracell
             prominently Biotechnologies
                            in another part ofInc.
                                                the risk factors, rather than
as a "general" risk that
       any company    could
December 30, 2020 Page 2      face.
FirstName LastName
 William Cao, Ph.D.
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Cao, Ph.D.
Comapany30,
December   NameGracell
              2020       Biotechnologies Inc.
December
Page 3    30, 2020 Page 3
FirstName LastName
Intellectual Property, page 176

8. Refer to comment 13. We note you filed the licensing agreements as requested in comment 23 of our initial letter; however, you did not expand your disclosure here or elsewhere, as appropriate, to provide the material terms of the license agreement with
         ProMab, as referenced on page 68. Revise to provide this disclosure. Taxation, page 239

9. We reissue comment 15. Your disclosure continues to describe what potential tax consequences are "likely," if certain events occur. You must provide an opinion of counsel. To the extent the tax consequences are subject to uncertainty, counsel may describe what the tax consequences "should" or are "more likely than not" to be, but counsel must also describe why it cannot give a "will" opinion, and describe the degree of uncertainty. In addition, revise statements such in this subsection, to avoid statements such as "our company," so it is clear this section provides the opinion of tax counsel, not the company.
Exhibits

10. Revise Exhibit 5.1, the Cayman Islands legal opinion, to remove all inappropriate assumptions and qualifications, including those reflected in Schedules 1, 2 and the third item of Schedule 3. Revise paragraph 3 to clarify that the shares will be non-assessable.
         Refer to Section II.B.1.a. of Staff Legal Bulletin No. 19 for
guidance.
11. Revise Exhibit 99.2 to provide an unqualified opinion. The language "[b]ased on our understanding of the current PRC Laws," and the noted "substantial uncertainties"
         outlined are inappropriate. Clarify in the opinion and the accompanying text in the registration statement that counsel has opined on the material tax consequences under
         PRC law, not that counsel opines the summary is accurate. Revise the penultimate paragraph to clarify "your use," so that it is clear that security holders are entitled to rely on this opinion.
 William Cao, Ph.D.
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Cao, Ph.D.
Comapany30,
December   NameGracell
              2020       Biotechnologies Inc.
December
Page 4    30, 2020 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Sasha Parikh at
(202) 551-3627
if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Will Cai, Esq.